

中美企业家对话会
US–CHINA BUSINESS EXCHANGE
中国・北京
Beijing・China
2017年11月9日
Nov 9, 2017

Paul Koenig · 3rd

CEO at Viroment

Greater Minneapolis-St. Paul Area · 500+ connections ·

Contact info

Viroment USA



University of Minnes Twin Cities

Featured



【今日关注】杭钢集团与特朗普访华团美国Viroment公司签署合作备忘录

mp.weixin.qq.com

11月8日下午，在国家商务部、环保部环保对外合作中心、国际商会、中国贸促会、机电...



BEIJING

Paul Koenig on the US business delegation with President Trump in China

youtube.com

For more on the American business delegation with President Trump and the...



Asia

Experience

CEO

Viroment USA

Jan 2016 – Present · 4 yrs 4 mos

Greater Minneapolis-St. Paul Area

Viroment's award winning "De-Watering" technology helps larger municipal and industrial clients meet their mandated waste water disposal requirements. Viroment's process allows clients to regain compliance while also providing large quantities of reusable water and valuabl bio-cake discharges in a closed loop sustainable process that is less costly than legacy solutions.

   

+3

CEO

Viroment UK

Jan 2015 – Present · 5 yrs 4 mos

London England

European Union affiliate of Viroment USA specializing in processing of waste water sludge creating useful byproducts in a closed loop reuse system. Our byproducts include reusable water and other marketable commodities such as fertilizer, animal feed enhancements and energy pellets.



Viroment Asia

6 yrs 4 mos

Senior Partner

May 2014 – Present · 6 yrs

Asia

Addressing sludge disposal needs in SE Asia.

CEO
Jan 2014 – Dec 2015 · 2 yrs
Minnesota

Viroment is a waste water/sludge processing firm that extracts biosolids and converts them into green energy pellets.

Managing Member
Pamiko Properties
2002 – 2011 · 9 yrs
Greater Minneapolis-St. Paul Area

Property holding company of residential rental properties. Dealt with the acquisition, rehab, rental and exit strategy of over 100 residential rental properties. During this time I received 2 letters of appreciation from the Minneapolis Police department for my work in the neighborhood. Pamiko Properties was the largest HUD private contractor for resider ...see mor

Managing Member
Dream Home Development
1999 – 2002 · 3 yrs
Greater Minneapolis-St. Paul Area

Dream Home Development build single and multifamily homes for low income families. Over 150 housing units to low income minority families were built on previously vacant lots. Larger and extended families were served through these larger homes to to emphasize chil ...see mor

Education



University of Minnesota-Twin Cities
Liberal Arts, Business and Psychology
1987 – 1990
Activities and Societies: Varsity Football, Sigma Phi Epsilon, Club Basketball



Gustavus Adolphus College
Psychology and Business
1986 – 1987
Activities and Societies: Varsity Football & Varsity Swimming

Hutchinson High School (MN)
Senior High
1982 – 1986
Activities and Societies: Football, Baseball, Tennis, Swimming, Ski Club, Advanced placement Math, Speech, Biology and Political Science.

Volunteer Experience

Youth Coach + Board Member
Woodbury Athletic Association
2009 – Present • 11 yrs
Children

Youth sports coach for various sports

Youth Basketball Coach

Mayer Lutheran High School
Nov 2015 – Feb 2016 • 4 mos
Children

Youth Baseball Coach

Waconia Athletic Association
Apr 2016 – Present • 4 yrs 1 mo
Children

Skills & Endorsements

Real Estate · 17

Jill Berdan and 16 connections have given endorsements for this skill

Management · 13

Jill Berdan and 12 connections have given endorsements for this skill

Leadership · 12

Jill Berdan and 11 connections have given endorsements for this skill

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